Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Fax to 202-772-9368	March 1, 2006

Also sent via Edgarization

Ms. Jill S. Davis

Division of Corporation Finance

U.S Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

cc.	Ms. Jennifer Goeken

	Re:	Cimarex Energy Co.
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005, Filed November 7, 2005
Response Letter Dated February 21, 2006
File No. 001-31446

Dear Ms. Davis:

In response to your letter dated February 24, 2006, please find below the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of  disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENTS/RESPONSE

Comment:

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 6. Long-Term Debt, page 13

1.               We have considered your response to prior comment one with respect to the floating rate convertible notes and have reviewed the Indenture agreement, dated December 17, 2003, that you provided.  Based on our review of this document, please respond to the following:

•                  We note your previous response letters indicate that you believe the conversion option qualifies for the scope exception in paragraph 11 of SFAS 133 since you believe the conversion feature is both indexed to your own stock and would be classified in stockholders’ equity if freestanding.  However, we note that one of the events that triggers the ability of the holder to convert, as stipulated by Section 10.01(a) (iii) is the occurrence “during the five Trading Day period immediately after a period of five consecutive Trading Days in which the Trading Price of the Securities for each Trading Day in such period was less than 95% of the product of the Common Stock Price on such Trading Day multiplied by the Conversion Rate on such Trading Day.”  Please tell us how you concluded that this conversion feature meets the criteria of being “indexed solely to your common stock,” and thus eligible for the paragraph 11(a) scope exception in SFAS 133.  In this regard, it appears this feature may be considered indexed to an observable market, other than the market for your common stock, as noted in paragraph 5 of EITF 01-6. Please advise.

Response:

Although Section 10.01(a) (iii) (A) considers a trading price of the Notes, the right to convert is determined solely by a calculation that is indexed to the market price of our common stock (i.e. value of the Notes must be less than 95% of the product of the Common Stock Price multiplied by the Conversion Rate) and therefore satisfies the criteria of paragraph 5, item (1) (a) of EITF 01-6.

In addition, if the triggering mechanism is initiated, the calculation of the “Conversion Value” is indexed to and entirely dependent on the value of our common stock, which satisfies the criteria of paragraph 5, item (2) of EITF 01-6.  Moreover, the trading price of the Notes has no effect on the actual calculation of the “Conversion Value.”  Thus we were able to conclude that the event referenced in Section 10.01 (a) (iii) (A) provides that the conversion feature is indexed solely to our common stock and is eligible for the paragraph 11(a) scope exception in SFAS 133.

Notwithstanding the foregoing, while Section 10.01(a) (iii) (A) indicates the ability to convert when “during the five Trading Day period immediately after a period of five consecutive Trading Days in which the Trading Price of the Securities for each Trading Day in such period was less than 95% of the product of the Common Stock Price on such Trading Day multiplied by the Conversion Rate on such Trading Day,” there is no observable market as it relates to the Notes for the purpose of determining the trading price of the Securities. The only observable market relating to the conversion provision is for our common stock.

While EITF 01-06 does not appear to explicitly define what constitutes an observable market, we believe that there is not an “observable market,” that exists for the Notes.  Paragraph 10 of the Exposure Draft “Proposed Statement of Financial Accounting Standards, Fair Value Measurements,” states that in an active market, quoted prices that represent actual (observable) transactions are readily and regularly available. According to the Exposure Draft, the term “regularly available” means that transactions occur with sufficient frequency to provide pricing information on an ongoing basis. We believe this definition is what was likely contemplated by the EITF in paragraph 5, item 1(a) of Issue 01-6. Since June 7, 2005, when the Company assumed the Notes in its acquisition of Magnum Hunter Resources, there has been only one instance that the Company can identify indicating an exchange of these securities between parties. This transaction was reported to the Company by the parties involved in the exchange.

Specifically, because there is no observable market for the Notes, Section 10.01 (b) of the indenture agreement requires a manual calculation of the Trading Price of the Notes by the Trustee. This calculation may be initiated only upon the request of the Company, and only if the Company receives some reasonable evidence from a note holder that the value of the Notes would be less than 95% of the product of the Common Stock Price and the Conversion Rate.  No such evidence has been received to date, nor do we anticipate that such evidence would ever be received, due to the lack of an observable market for the Notes. It should be noted that a risk factor was disclosed in the original Magnum Hunter offering memorandum that stated “we do not intend to create a public market for the notes offered by this offering memorandum, which could adversely affect your ability to sell the notes and your return on investment.”

For the reasons above, the feature is considered indexed solely to our common stock.

Should you have any questions regarding this response, please do not hesitate to contact me at (303) 295-3995.

Sincerely,

/s/ Paul Korus
Chief Financial Officer